

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 18, 2007

Peter Khean
Magnum Equities Group Inc.
#610-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

> **Re: China Energy Corporation**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed January 12, 2007**
> **File No. 333-128608**

Dear Mr. Khean:

We have reviewed your filing and have the following comments.

Exhibit 23.1 – Consent of Independent Certified Public Accountant

1. Please include an updated consent in an amended Form SB-2. You currently have included a consent dated December 22, 2006 for this Form SB-2/A#5 filed January 12, 2007. It appears that this consent may actually relate to the SB-2/A#4, since that amendment was filed on December 22, 2006.

As appropriate, please amend your registration statement in response to these comments. You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief